 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 13, 2018

Commission File Number 001-37974

VivoPower International PLC

(Translation of registrant’s name into English)

91 Wimpole Street

London W1G

+44 20 3714 8881

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	/s/ Carl Weatherley-White
	Name:	Carl Weatherley-White
	Title:	Chief Executive Officer

Date: November 13, 2018

vivopower

RESULTS PRESENTATION

For the fiscal half year ended September 30, 2018

November 12, 2018

Certified B Corporation

DISCLAIMER

This presentation contains "forward-looking statements" relating to VivoPower International PLC ("VivoPower") within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, estimates relating to our future energy development and investment activities. You can identify these statements by forward-looking words such as "may," "expect," "anticipate," "contemplate," "believe," "estimate," "forecast," "intends," and "continue" or similar words. You should read statements that contain these words carefully because they discuss future expectations; contain projections of future results of operations or financial condition; or state other "forward-looking" information. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: (a) our ability to obtain financing for our projects, our customers or our general operations; (b) our ability to build, sell or transfer projects; (c) regulatory changes and the availability of economic incentives promoting use of solar energy; (d) global economic, financial or commodity price conditions; (e) our ability to develop technologically advanced products and processes; and (f) other risks discussed in filings we make with the Securities and Exchange Commission (SEC) from time to time. Copies of these filings are available online from the SEC or on the SEC Filings section of our website at www.vivopower.com. All forward-looking statements in this presentation are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

Certain financial information contained in this presentation, including Adjusted EBITDA, are not calculated in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and may not be comparable to similar measures presented by other entities. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For a reconciliation of Adjusted EBITDA to net income, see slide 6.

KEY HIGHLIGHTS FOR THE HALF YEAR ENDED SEPTEMBER 30, 2018

- ✓ Group revenue increased 14% year on year to $18.5m driven primarily by outperformance of Aevitas business unit in Australia
- ✓ Group EBITDA significantly improved year on year from a loss of $3.9m to loss of $0.7m
- ✓ Aevitas business forward order book significantly increased to $15.6m, with additional $17.5m secured after September 30, 2018 (representing an all time record); profit margins continue to increase
- ✓ Significant development progress on US solar development portfolio with 1,370MW now at an advanced stage, representing a 50% increase from March 31, 2018
- ✓ Multiple proposals have been received to acquire all or parts of the US solar development portfolio, with several parties now in final round of bidding
- ✓ Group balance sheet has improved with net debt reduced from $20.4m to $17.0m (which largely represents a shareholder loan from Arowana International Limited)
- ✓ VivoPower co-founder, Kevin Chin to become Executive Chairman, Shimi Shah to become Senior Independent Director, and Edward Hyams will retire for personal reasons (with new NED to be appointed)

PROFIT & LOSS SUMMARY FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2018

Profit & Loss (US$m)	September 30, 2017	September 30, 2018	Comments
Revenue			
Solar Development	1.8	1.1	Primarily revenue from NC Project ownership and in 2018, sale of SRECS
Power Services	14.4	17.4	Strong growth across Aevitas business units due to multiple tailwinds
Group Revenue	16.2	18.5	
Gross Profit			
Solar Development	1.8	0.8	Decline due to limited solar development profits in the US market
Power Services	2.0	2.6	Improved gross profit margin from 14.0% in 2017 to 14.6% in 2018
Group Gross Profit	3.8	3.4	
Group Adjusted EBITDA *	(3.9)	(0.7)	Reflects significantly reduced general and administrative costs
Restructuring	-	(0.2)	Reflects one-off business restructuring costs
Group Loss After Tax	(5.9)	(2.6)	Reflects improved EBITDA and reduced tax expense
Group EPS	($0.44)	($0.19)	

* Adjusted EBITDA = Earnings before interest, taxes, depreciation and amortization, impairment of assets, impairment of goodwill, and restructuring costs. See reconciliation of non – IFRS measures at Page 6.

BALANCE SHEET SUMMARY AS AT SEPTEMBER 30, 2018

Balance Sheet (US$m)	March 31, 2018	September 30, 2018	Comments
Project investments	14.1	-	ISS Joint Venture reclassified to assets held for sale
Other non current assets	40.9	38.1	Principally goodwill and intangibles arising on the 2016 business combination
Cash	1.9	4.0 (1)	Sale of NC Projects offset by payment of creditors and debt and working capital investment
Other current assets	7.9	13.4	Trade receivables increased $5.1 million due to one large September invoice
Assets held for sale	11.5	14.1	Book value of ISS Joint Venture (2018); net realizable value of NC Projects (2017)
Total assets	**76.3**	**69.6**	
Current liabilities	(20.6)	(22.5)	Deferred income increased $3.7 million due to one large September invoice
Long term liabilities	(18.7)	(15.5)	Repayment of DEPCOM loan ($2.0m) and AWN loans ($1.3m)
Total liabilities	**(39.3)**	**(38.0)**	
Net assets (2)	**37.0**	**31.6**	Negatively impacted by current period loss and foreign currency translation of intangible assets
Current Ratio	1.03	1.40	
Net Debt	20.4	17.0	

(1) Includes $0.8 million of restricted cash held as security for bank guarantees to customers to secure performance obligations under power services contracts.

(2) Includes $25.1m of equity instruments with mandatory conversion on June 30, 2021, to VivoPower ordinary shares at a price of $10.20 per share.

RECONCILIATION OF ADJUSTED EBITDA TO IFRS FINANCIAL MEASURES

Non-IFRS Financial Measures (US$m)	September 30, 2017	September 30, 2018
Net loss for the period	**(5.9)**	**(2.8)**
Taxation	(1.1)	(0.8)
Interest income and expense	1.7	1.7
Restructuring costs	-	0.2
One-off non-recurring costs [1]	-	0.2
Depreciation and amortisation	1.4	0.8
Adjusted EBITDA	**(3.9)**	**(0.7)**

[1] One-off non-recurring costs include non-recurring restructuring expenses.

VIVOPOWER STRATEGIC FOCUS: TWO GROWTH PILLARS

Growth Pillar 1: Build Value Through Solar Development

US	• Utility Scale • 1.8 GW portfolio • Mid and advanced stage of development
Australia	• Utility Scale and Rooftop • 97 MW pipeline / 2.5 MW operating • Early and mid stage of development

Growth Pillar 2: Maximise Growth in Power Services

J.A. Martin	• Specialized critical energy infrastructure services • Long-standing clients across multiple industries • Key growth initiative: solar engineering
Kenshaw	• Electrical, mechanical and testing capabilities • Power generation services, including back-up power • Key growth initiative: battery storage solutions


LONDON
NEW YORK
SAN FRANCISCO
DALLAS
SINGAPORE
SYDNEY

LEGEND:

Markets

VPR offices

Qualified pipeline

Note: Aevitas Group Ltd. encompass a range of electrical, mechanical and non-destructive testing services. Located in Australia's largest commercial and industrial belt have 650 active commercial, industrial and government customers.

Note: Qualified pipeline refers to the total number of projects (measured by MW) which are subject to term sheet or letter of intent, pending diligence and financing or similar stage of discussion for potential acquisition.

SOLAR DEVELOPMENT: SIGNIFICANT PORTFOLIO ADVANCEMENT IN 1H FY19

STAGES OF DEVELOPMENT

- Early Stage
  - Land Control
  - Preparing for Permit and Transmission Applications
- Mid Stage
  - Transmission Interconnection Study
  - Permitting
  - Resource Analysis
- Advanced Stage
  - Interconnection Agreement
  - Power Purchase Agreement
- Construction Stage
  - Engineering
  - Procurement
  - Construction
- Operations Stage
  - Commissioning

Approximately 75% of projects have progressed to an advanced development stage, representing a 50% increase since March 2018



(MWdc)
913
869
93
1,370
339
152
+50% Increase
Mar 31, 2018
Sep 30, 2018
Early Stage Projects
Mid Stage Projects
Advanced Stage Projects

MW Breakdown	USA	Australia	Total
Advanced Stage	1,370	-	1,370
Mid Stage	320	19	339
Early Stage	74	78	152
Total	1,764	97	1,861

vivopower

SIGNIFICANT PROGRESS IN SOLAR DEVELOPMENT

USA: JV partnership to develop 1.8 GW of utility-scale solar

Summary	Joint Venture with early stage developer to develop 1.8 gigawatts of utility scale projects throughout the US
Progress during first half of FY19	• Extensive development activity has successfully advanced interconnection and permitting work • 50% increase in "advanced stage" status – from 913 MW to 1,370 MW • Active power marketing has commenced to secure revenue contracts, including the potential for financial hedge contracts in deregulated markets with liquid power trading activity • Significant progress towards the sale of the portfolio – a short list of 5 potential investors have advanced to a final stage of the process
Outcomes	• Capture the value created over an 18 month development period • Strategy to close by year end
Strategic Highlights	• Strong alignment with JV Partner with complementary capabilities • Risk mitigated capped investment prevents downside risk with strong upside • Diversified opportunity - across states that are experiencing high solar growth

Australia: JV partnership to develop 60+ MW of utility-scale solar

Summary	Joint Venture with early stage developer to develop 60+ megawatts of utility scale projects on New South Wales

Progress during first half of FY19	• Completed joint venture documentation with ITP Renewables
	• Significantly progressed development of initial 19 MW project:
	    • Environmental studies completed and development approval application pending
	    • Grid studies underway with network service provider
	• Additional early-stage sites identified representing 90+ MW
	• Discussions advanced with potential PPA counterparties, as well as equity and debt investors

Outcomes	• Controlling interest in utility-scale pipeline in strong NSW market • Develop projects and recycle capital over 1-2 years
Strategic Highlights	• Established partner with significant solar engineering experience • Limited investment through development with multiple exit options • Strategically located sites secured in areas with excellent irradiation, minimal solar penetration, and limited development hurdles • Ideal for PPAs with corporate or municipal offtakers increasingly facing high energy costs and renewable procurement mandates

POWER SERVICES: STRONG MULTI FACTOR TAILWINDS UNDERPIN GROWTH

Diversification across utility-scale solar, commercial, industrial, government rooftop solar and power services business

Aevitas: Power Services

Critical Power Infrastructure in Australia	Provided through two well reputed business units, J.A. Martin and Kenshaw Electrical
Over 650+ active customers	• Highly diversified industry exposure • Spectacular growth in data center sector • Solar business growing rapidly, with first lead-EPC contract (3.6MW) awarded in August 2018
Outperformance in FY18 with strong outlook for FY19 and beyond	• Biggest infrastructure boom in NSW history • Data centre backlog – supply of power generators • Strong solar and battery industry trends • Strong growth in other core sectors; aged care and health, water treatment, and mining services

All time record order book of $33.7m across multiple customers


October 2018 Backlog by Industry $33.7M
Data Center $24.2
Solar $ 3.1
Water $ 3.0
Mining $ 1.0
Cotton $ 0.9
Transport $ 0.6
Construction $ 0.5
Millions
35
30
25
20
15
10
5
-
Mar-14
Sep-14
Apr-15
Oct-15
May-16
Nov-16
Jun-17
Dec-17
Jul-18
Feb-19

ON TRACK TO DELIVER KEY PRIORITIES FOR FY2019

RECYCLE CAPITAL
- Monetize non-core, minority equity in NC Projects for $11.5 million ✓
- Monetize Australian operating solar assets ~

AGGRESSIVELY DRIVE US DEVELOPMENT PORTFOLIO
- Complete strategic review for 1.8 GW US solar portfolio ✓
- Set monetization plan for US portfolio ✓

DRIVE EFFICIENCY GAINS
- Roll out lean management across group ✓
- $4.6m+ reduction in annual overhead ✓

MAXIMIZE AEVITAS GROWTH
- Accelerate revenue growth across Power Services businesses ✓
- Drive higher profit margins ~
- Deliver solar engineering and construction contracts ~

INCREASE INVESTOR ENGAGEMENT
- Expand engagement with institutional investors ~

✓ COMPLETED ~ PROGRESS

vivopower

Q & A

Certified B Corporation